UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Ashford Hospitality Trust, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

7.375% Series F Cumulative Preferred Stock, par value $0.01 per share

7.50% Series H Cumulative Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

044103877

044103604

044103802

(CUSIP Number)

CHRISTOPHER SWANN

CYGNUS CAPITAL, INC.

3060 Peachtree Road NW, Suite 1080

Atlanta, Georgia 30305

(404) 465-3685

STEVE WOLOSKY, ESQ.,

ELIZABETH GONZALEZ- SUSSMAN, ESQ.,

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 25, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044103877

CUSIP No. 044103604

CUSIP No. 044103802

1	NAME OF REPORTING PERSON

Cygnus Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		608,711 shares of Common Stock (1) 36,902 shares of Series F Preferred Stock 31,842 shares of Series H Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

608,711 shares of Common Stock (1) 36,902 shares of Series F Preferred Stock 31,842 shares of Series H Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

608,711 shares of Common Stock (1) 36,902 shares of Series F Preferred Stock 31,842 shares of Series H Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1% of the outstanding shares of Common Stock 1.2% of the outstanding shares of Series F Preferred Stock 1.1% of the outstanding shares of Series H Preferred Stock
14	TYPE OF REPORTING PERSON

OO

(1) Excludes 110,000 shares of Common Stock that the Reporting Persons disclaim beneficial ownership over due to the Ownership Limit, as previously defined and described in Item 4.

2

CUSIP No. 044103877

CUSIP No. 044103604

CUSIP No. 044103802

1	NAME OF REPORTING PERSON

Cygnus Property Fund IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		30,000 shares of Common Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

30,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% of the outstanding shares of Common Stock
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 044103877

CUSIP No. 044103604

CUSIP No. 044103802

1	NAME OF REPORTING PERSON

Cygnus Property Fund V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		240,282 shares of Common Stock (1) 132,762 shares of Series F Preferred Stock 186,016 shares of Series H Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

240,282 shares of Common Stock (1) 132,762 shares of Series F Preferred Stock 186,016 shares of Series H Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

240,282 shares of Common Stock (1) 132,762 shares of Series F Preferred Stock 186,016 shares of Series H Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% of the outstanding shares of Common Stock 4.4% of the outstanding shares of Series F Preferred Stock 6.7% of the outstanding shares of Series H Preferred Stock
14	TYPE OF REPORTING PERSON

OO

(1) Excludes 3,630 shares of Common Stock that the Reporting Persons disclaim beneficial ownership over due to the Ownership Limit, as previously defined and described in Item 4.

4

CUSIP No. 044103877

CUSIP No. 044103604

CUSIP No. 044103802

1	NAME OF REPORTING PERSON

Cygnus Capital Advisers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		608,711 shares of Common Stock (1) 36,902 shares of Series F Preferred Stock 31,842 shares of Series H Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

608,711 shares of Common Stock (1) 36,902 shares of Series F Preferred Stock 31,842 shares of Series H Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

608,711 shares of Common Stock (1) 36,902 shares of Series F Preferred Stock 31,842 shares of Series H Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1% of the outstanding shares of Common Stock 1.2% of the outstanding shares of Series F Preferred Stock 1.1% of the outstanding shares of Series H Preferred Stock
14	TYPE OF REPORTING PERSON

OO

(1) Excludes 110,000 shares of Common Stock that the Reporting Persons disclaim beneficial ownership over due to the Ownership Limit, as previously defined and described in Item 4.

5

CUSIP No. 044103877

CUSIP No. 044103604

CUSIP No. 044103802

1	NAME OF REPORTING PERSON

Cygnus General Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		608,711 shares of Common Stock (1) 36,902 shares of Series F Preferred Stock 31,842 shares of Series H Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

608,711 shares of Common Stock (1) 36,902 shares of Series F Preferred Stock 31,842 shares of Series H Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

608,711 shares of Common Stock (1) 36,902 shares of Series F Preferred Stock 31,842 shares of Series H Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1% of the outstanding shares of Common Stock 1.2% of the outstanding shares of Series F Preferred Stock 1.1% of the outstanding shares of Series H Preferred Stock
14	TYPE OF REPORTING PERSON

OO

(1) Excludes 110,000 shares of Common Stock that the Reporting Persons disclaim beneficial ownership over due to the Ownership Limit, as previously defined and described in Item 4.

6

CUSIP No. 044103877

CUSIP No. 044103604

CUSIP No. 044103802

1	NAME OF REPORTING PERSON

Cygnus Capital Real Estate Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		270,282 shares of Common Stock (1) 132,762 shares of Series F Preferred Stock 186,016 shares of Series H Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

270,282 shares of Common Stock (1) 132,762 shares of Series F Preferred Stock 186,016 shares of Series H Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

270,282 shares of Common Stock (1) 132,762 shares of Series F Preferred Stock 186,016 shares of Series H Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% of the outstanding shares of Common Stock 4.4% of the outstanding shares of Series F Preferred Stock 6.7% of the outstanding shares of Series H Preferred Stock
14	TYPE OF REPORTING PERSON

OO

(1) Excludes 3,630 shares of Common Stock that the Reporting Persons disclaim beneficial ownership over due to the Ownership Limit, as previously defined and described in Item 4.

7

CUSIP No. 044103877

CUSIP No. 044103604

CUSIP No. 044103802

1	NAME OF REPORTING PERSON

Cygnus Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		878,993 shares of Common Stock (1) 169,664 shares of Series F Preferred Stock 217,858 shares of Series H Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

878,993 shares of Common Stock (1) 169,664 shares of Series F Preferred Stock 217,858 shares of Series H Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

878,993 shares of Common Stock (1) 169,664 shares of Series F Preferred Stock 217,858 shares of Series H Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7% of the outstanding shares of Common Stock 5.6% of the outstanding shares of Series F Preferred Stock 7.9% of the outstanding shares of Series H Preferred Stock
14	TYPE OF REPORTING PERSON

CO

(1) Excludes 113,630 shares of Common Stock that the Reporting Persons disclaim beneficial ownership over due to the Ownership Limit, as previously defined and described in Item 4.

8

CUSIP No. 044103877

CUSIP No. 044103604

CUSIP No. 044103802

1	NAME OF REPORTING PERSON

Christopher Swann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,421,868 shares of Common Stock (1) (2) 173,664 shares of Series F Preferred Stock 232,858 shares of Series H Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,421,868 shares of Common Stock (1) (2) 173,664 shares of Series F Preferred Stock 232,858 shares of Series H Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,421,868 shares of Common Stock (1) (2) 173,664 shares of Series F Preferred Stock 232,858 shares of Series H Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7% of the outstanding shares of Common Stock 5.7% of the outstanding shares of Series F Preferred Stock 8.4% of the outstanding shares of Series H Preferred Stock
14	TYPE OF REPORTING PERSON

IN

(1) Excludes 113,630 shares of Common Stock that the Reporting Persons disclaim beneficial ownership over due to the Ownership Limit, as previously defined and described in Item 4.

(2) Includes 65,000 shares of Common Stock underlying certain call options.

9

CUSIP No. 044103877

CUSIP No. 044103604

CUSIP No. 044103802

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the following securities (collectively, the “Securities”) of Ashford Hospitality Trust, Inc., a Maryland corporation (the “Issuer”):

(a)	Common Stock, par value $0.01 per share (the “Common Stock”);

(b)	7.375% Series F Cumulative Preferred Stock, par value $0.01 per share (the “Series F Preferred Stock”); and

(c)	7.50% Series H Cumulative Preferred Stock, par value $0.01 per share (the “Series H Preferred Stock”).

All references to “Shares” in the Schedule 13D and any amendment thereto shall hereinafter be replaced with “Common Stock”.

The address of the principal executive offices of the Issuer is 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Securities purchased by each of Cygnus Opportunity, Cygnus IV and Cygnus V were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 608,711 shares of Common Stock beneficially owned by Cygnus Opportunity is approximately $1,929,297, including brokerage commissions. The aggregate purchase price of the 30,000 shares of Common Stock beneficially owned by Cygnus IV is approximately $54,831, including brokerage commissions. The aggregate purchase price of the 240,282 shares of Common Stock beneficially owned by Cygnus V is approximately $623,285, including brokerage commissions. The aggregate purchase price of the 36,902 shares of Series F Preferred Stock beneficially owned by Cygnus Opportunity is approximately $237,371, excluding brokerage commissions. The aggregate purchase price of the 132,762 shares of Series F Preferred Stock beneficially owned by Cygnus V is approximately $752,529, excluding brokerage commissions. The aggregate purchase price of the 31,842 shares of Series H Preferred Stock beneficially owned by Cygnus Opportunity is approximately $214,333, excluding brokerage commissions. The aggregate purchase price of the 186,016 shares of Series H Preferred Stock beneficially owned by Cygnus V is approximately $975,371, excluding brokerage commissions.

10

CUSIP No. 044103877

CUSIP No. 044103604

CUSIP No. 044103802

The Securities purchased by Mr. Swann personally, including shares of Common Stock held in an IRA Account in Mr. Swann’s name, and held by members of his immediate family, which Mr. Swann is deemed to beneficially own, were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 238,750 shares of Common Stock, including 115,750 shares of Common Stock held in an IRA account in Mr. Swann’s name, beneficially owned directly by Mr. Swann is approximately $632,693, including brokerage commissions. The aggregate purchase price of the 304,125 shares of Common Stock, including 65,000 shares of Common Stock underlying certain call options, held by members of Mr. Swann’s immediate family, which Mr. Swann is deemed to beneficially own, is approximately $624,810, including brokerage commissions. The aggregate purchase price of the 10,000 shares of Series F Preferred Stock beneficially owned by Mr. Swann is approximately $43,956, excluding brokerage commissions. The aggregate purchase price of the 15,000 shares of Series H Preferred Stock beneficially owned by Mr. Swann is approximately $67,118, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

(a)(b) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock, shares of Series F Preferred Stock and shares of Series H Preferred Stock, and percentage of the outstanding Securities beneficially owned by each of the Reporting Persons, respectively. See rows (7) through (10) of the cover page to this Schedule 13D for the number of Securities as to which the Reporting Persons have the sole or shared power to vote or direct the vote of and sole or shared power to dispose or to direct the disposition of.

The aggregate percentage of shares of Common Stock, Series F Preferred Stock and Series H Preferred Stock reported owned by each Reporting Person is based upon the sum of, (i) with respect to the shares of Common Stock, (A) 14,628,248 shares of Common Stock outstanding as of November 5, 2020, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2020, and (B) 38,388,760 shares of Common Stock issued pursuant to the Issuer’s Exchange Offers, as set forth in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K (the “Form 8-K”) filed with the Securities and Exchange Commission on November 23, 2020, (ii) with respect to the Series F Preferred Stock, (A) 4,800,000 shares outstanding as set forth on the Issuer’s Amendment No. 5 to the Schedule TO-I, on Form SC TO-I/A, filed on October 26, 2020 (the “Schedule TO”), minus (B) 1,754,738 shares validly tendered pursuant to the Issuer’s Exchange Offers as set forth on the Form 8-K, and (iii) with respect to the shares of Series H Preferred Stock, (A) 3,800,000 shares outstanding as set forth on the Schedule TO minus (B) 1,029,026 shares validly tendered pursuant to the Issuer’s Exchange Offers as set forth on the Form 8-K.

(c)       The Reporting Persons have not entered into any transactions in the shares of Common Stock since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the shares of each of Series F Preferred Stock and Series H Preferred Stock by the Reporting Persons during the past sixty days are set forth on Schedule B and incorporated herein by reference.

11

CUSIP No. 044103877

CUSIP No. 044103604

CUSIP No. 044103802

The disclosure provided on the cover page of this Schedule 13D excludes 113,630 Shares that the Reporting Persons disclaim beneficial ownership over due to the Ownership Limit, as previously defined and described in Item 4.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(e)       As of November 25, 2020, the Reporting Persons ceased to beneficially own 5% or more of the outstanding shares of Common Stock. The Reporting Persons will continue to file reports on Schedule 13D with respect to the Series F Preferred Stock and the Series H Preferred Stock for so long as the Reporting Persons beneficially own above 5% of each series, to the extent required by applicable law.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As of the close of business on November 30, 2020, the Reporting Persons owned in the aggregate 71,586 shares of the Issuer’s Series D Preferred Stock, 291,180 shares of the Issuer’s Series G Preferred Stock, and 172,035 shares of the Issuer’s Series I Preferred Stock.

On December 1, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Securities reported owned herein to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement by and among Cygnus Opportunity Fund, LLC, Cygnus Property Fund IV, LLC, Cygnus Property Fund V, LLC, Cygnus Capital Advisers, LLC, Cygnus General Partners, LLC, Cygnus Capital Real Estate Advisors II, LLC, Cygnus Capital, Inc. and Christopher Swann, dated December 1, 2020.

12

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CUSIP No. 044103802

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2020

Cygnus Opportunity Fund, LLC

By:	Cygnus General Partners, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Property Fund IV, LLC

By:	Cygnus Capital Real Estate Advisors II, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Property Fund V, LLC

By:	Cygnus Capital Real Estate Advisors II, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

13

CUSIP No. 044103877

CUSIP No. 044103604

CUSIP No. 044103802

Cygnus Capital Advisers, LLC

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus General Partners, LLC

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital Real Estate Advisors II, LLC

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital, Inc.

/s/ Christopher Swann
Name:	Christopher Swann
Title:	President and CEO

/s/ Christopher Swann
Christopher Swann

14

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CUSIP No. 044103802

SCHEDULE B

Transactions in the Shares of Series F Preferred Stock and Series H Preferred Stock
During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase

Cygnus Property Fund V, LLC

Purchase of Series H Preferred Stock	500	3.9920	10/02/2020
Purchase of Series H Preferred Stock	1,200	4.5000	10/02/2020
Purchase of Series H Preferred Stock	1,100	4.8842	10/05/2020
Purchase of Series F Preferred Stock	1,100	4.6400	10/05/2020
Purchase of Series F Preferred Stock	1,000	4.6250	10/06/2020
Purchase of Series H Preferred Stock	1,870	4.4845	10/06/2020
Purchase of Series H Preferred Stock	30	4.5500	10/06/2020
Purchase of Series H Preferred Stock	1,000	5.6349	10/12/2020
Purchase of Series F Preferred Stock	1,900	5.3588	10/14/2020
Purchase of Series H Preferred Stock	2,100	5.2676	10/15/2020
Purchase of Series H Preferred Stock	1,900	5.3158	10/20/2020
Purchase of Series F Preferred Stock	600	5.3955	10/23/2020
Purchase of Series F Preferred Stock	1,000	5.6335	10/30/2020
Purchase of Series F Preferred Stock	5,000	5.4710	10/30/2020
Purchase of Series H Preferred Stock	300	5.8467	11/02/2020
Purchase of Series H Preferred Stock	1,200	5.7942	11/03/2020
Purchase of Series F Preferred Stock	3,262	5.9290	11/06/2020
Purchase of Series F Preferred Stock	1,738	5.9753	11/06/2020
Purchase of Series F Preferred Stock	5,000	7.4000	11/09/2020
Purchase of Series H Preferred Stock	2,501	6.6800	11/09/2020
Purchase of Series H Preferred Stock	3,654	7.5000	11/10/2020
Purchase of Series H Preferred Stock	1,346	8.0500	11/10/2020
Purchase of Series F Preferred Stock	3,700	8.7451	11/18/2020
Purchase of Series H Preferred Stock	2,644	8.8155	11/18/2020
Purchase of Series F Preferred Stock	10,000	8.7800	11/18/2020
Purchase of Series H Preferred Stock	1,000	9.7500	11/30/2020

CUSIP No. 044103877

CUSIP No. 044103604

CUSIP No. 044103802

Christopher Swann

Purchase of Series F Preferred Stock	1,500	4.2783	10/02/2020
Purchase of Series H Preferred Stock	700	4.1050	10/02/2020
Purchase of Series H Preferred Stock	2,300	4.0850	10/02/2020